FOR IMMEDIATE RELEASE

ENTERRA UPDATES 2004 TAX INFORMATION

Calgary, Alberta – January 25, 2005 - Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) of Calgary, Alberta today wishes to update its 2004 tax information for its Canadian and U.S. unitholders, and also to comment on the 2005 withholding tax for the Enterra distributions.

2004 Canadian tax information

The following is intended to provide general guidance with respect to 2004 income tax reporting requirements for Canadian individual holders of Enterra Energy Trust Units.  The summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of Enterra Energy Trust Units.  Holders or potential holders of Enterra Energy Trust Units should consult their own legal and tax advisors as to their particular tax consequences of holding Enterra Energy Trust Units.

The distributions received by Canadian unitholders in 2004 was determined to be 47.84% taxable and 52.16% deferred return of capital (“ROC”).

Canadian Unitholders

Canadian unitholders holding Enterra Energy Trust Units in a Registered Retirement Savings Plan (“RRSP”), Registered Retirement Income Fund (“RRIF”) or Deferred Profit Savings Plan (“DPSP”) should not report any income related to distributions on their 2004 income tax return.

Unitholders holding their units outside such plans will receive a T3 Supplementary Information slip (“T3”), postmarked on or before March 31, 2005.  Enterra’s Canadian registered unitholders should receive a T3 from Enterra’s transfer agent, Olympia Trust Company.  Unitholders that hold their units through a broker or other intermediary should receive a T3 directly from their broker or intermediary and not from Enterra or Enterra’s transfer agent.

Unitholders are to report the taxable portion of distributions received as “other income” on their 2004 income tax return.

Canadian unitholders are required to reduce the adjusted cost base (“ACB”) of their trust units by an amount equal to the tax deferred portion of the distributions (ROC).  The ACB is used to calculate capital gains or losses on the disposition of trust units.

The following information is intended to assist individual Canadian unitholders of Enterra in the preparation of their 2003 T1 income tax return.  This summary is directed to a unitholder who, for the purposes of the Act, is a resident of Canada and holds the Enterra trust units as capital property.

The December 2003 distribution, which was paid in January 2004, was a taxable event for Canadian unitholders in 2003, even though the amount was paid in 2004.  Enterra’s distributions are both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. income).  The 2003 distribution was 72.37% taxable and 27.63% return of capital (tax deferred).

Unitholders will receive a T3 Supplementary form which will report only the taxable income component of the distribution.  The tax deferred, or return of capital component of distribution, reduces the unitholder's adjusted cost base of trust units.

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Enterra Energy News Release

January 25, 2005

The information contained herein is based on the Enterra’s understanding of the Canadian Income Tax Act and is provided for general information only.  Unitholders are advised to consult with their personal tax advisors with respect to their individual tax positions and circumstances.

2004 U.S. tax information

The following is intended to provide general guidance with respect to 2004 U.S. federal  income tax reporting requirements for certain U.S. holders of Enterra Energy Trust (“EENC”) units.  The summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of EENC units.  Holders or potential holders of EENC units should consult their own legal and tax advisors as to their particular tax consequences of holding EENC units.

The following general information is being provided to assist individual U.S. unitholders of EENC who hold their units through a stockbroker or other intermediary (and not as direct registered owners) in reporting distributions from EENC on their IRS Form 1040 – U.S. Individual Income Tax Return.

U.S. individual unitholders who hold their EENC trust units through a stockbroker or other intermediary will likely receive U.S. federal income tax-reporting information from their stockbroker or other intermediary.  We expect that many of the intermediaries will issue Form 1099-DIVs “Dividends and Distributions” and may report distributions from EENC as ordinary dividends, as opposed to qualified dividends.  However, EENC has received advice from its tax advisors that the distributions from EENC should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements.

Although not required, Enterra will be issuing Form 1099-DIVs to the registered unitholders of EENC to report the registered unitholders’ share of qualified dividend income and related Canadian withholding tax.  These Form 1099-DIVs will not be filed with the U.S. Internal Revenue Service since there is no requirement for Enterra to file such forms.

Amounts received from EENC should therefore be reported on Line 9b of the U.S. federal individual income tax return unless the U.S. individual unitholders determines otherwise.  Commentary on page 23 of the IRS 2003 1040 Instruction booklet with respect to “Qualified Dividends” provides examples of individual situations where the dividends would not be “Qualified Dividends”. Where, due to individual situations, the dividends are not “Qualified Dividends”, the amount should be reported on Schedule B – Part II – Ordinary Dividends, Line 9a of your U.S. federal income tax return.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.  Please note that no portion of distributions from EENC made during 2004 includes a return of capital portion.

The amount included on Line 6 of the Form 1099-DIV, representing the amount of foreign tax paid (Canadian withholding tax), should be reported on Form 1116 “Foreign Tax Credit (Individual, Estate, or Trust)”.  Information regarding the amount of Canadian tax withheld in 2004 should be available from your stockbroker or other intermediary.

Investors should report their dividend income in accordance with this press release and subject to advice from their tax advisors.  As mentioned above, some unitholders will receive Form 1099-DIVs from their brokers and others may not.  Information on the Form 1099-DIV issued by the brokers may not accurately reflect the information in this press release for a variety of reasons, including those discussed above.  Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

To assist with the preparation of 2004 U.S. tax information EENC’s transfer agent, Olympia Trust Company, will issue Form1099-DIVs to all registered U.S. unitholders by January 31, 2005.  These Form-1099 DIVs will show that 100% of the distributions are taxable as qualifying dividends eligible for the 15% rate.

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Enterra Energy News Release

January 25, 2005

Trust Units Held within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 – U.S. Individual Income Tax Return if Enterra trust units are held within a qualified retirement plan.

U.S. residents may apply to the Canada Customs and Revenue Agency (CCRA) for a refund of any overwithheld Canadian withholding tax no later than two years after the calendar year in which the distributions were paid. U.S. investors can file CCRA Form NR7-R “Application for Refund of Non-Resident Tax” which is obtained by contacting the International Tax Services Office of the CCRA at 1-800-267-3395 or online at www.ccra.gc.ca.

Enterra’s distributions in 2005

In light of recent proposed changes to the withholding tax as it applies to trust distributions to non-residents, Enterra will apply the 15% withholding tax for U.S. residents on 100% of the distribution during 2005.  The withholding tax was previously applied to only a portion of Enterra’s distribution in 2004.  Enterra’s distributions are still qualified dividend income for U.S. tax purposes, as described above.  The recent January distribution of US$0.14 was subject to a withholding of US$0.02 (which is US$0.14 x 15% = US$0.02).  The remaining 2005 distributions will be subject to this 15% withholding.

Management changes

As previously announced, Reg Greenslade has reassumed his role as President and CEO effective January 15, 2005, at which time, Luc Chartrand had stepped down as President, CEO and Director.  Mr. Greenslade held this role at Enterra prior to it becoming a trust and will also continue as the Chairman of Enterra.

FOR FURTHER INFORMATION PLEASE CONTACT:

Contacts:	Investor Relations Counsel:
Enterra Energy Trust	The Equity Group
Reg Greenslade, President and CEO	Linda Latman (212) 836-9609
(403) 213-2507	Rob Greenberg (212) 836-9611
Lynn Wiebe, CFO
(403) 538-3237
www.enterraenergy.com	www.theequitygroup.com